UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

KATE SPADE & COMPANY
(Name of Subject Company)

CHELSEA MERGER SUB INC.
(Offeror)

COACH, INC.
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

485865109
(CUSIP Number of Class of Securities)

Todd Kahn
President, Chief Administrative Officer & Secretary

Coach, Inc.
10 Hudson Yards
New York, New York 10001
(212) 594-1850
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Brian Mangino, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street NW
Washington, District of Columbia 20006

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,383,828,854.00	$276,285.76

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 128,623,421 shares of common stock, par value $1.00 per share (the “Shares”), of Kate Spade & Company, a Delaware corporation (“Kate Spade”), outstanding multiplied by the offer price of $18.50 per Share, (ii) 351,250 Shares issuable pursuant to outstanding Kate Spade stock options with an exercise price less than the offer price of $18.50 per Share, multiplied by $11.34, which is the offer price of $18.50 per Share minus the weighted average exercise price for such options of $7.16 per Share and (iii) 16,886 Shares issuable pursuant to outstanding unvested restricted stock units, market share units and performance share units, which is an estimate of the maximum number of restricted stock units expected to vest after May 22, 2017 and prior to the consummation of the offer, multiplied by the offer price of $18.50 per Share. The calculation of the filing fee is based on information provided by Kate Spade as of May 22, 2017.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.00011590.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$276,285.76	Filing Party:	Chelsea Merger Sub Inc. and Coach, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	May 26, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Coach, Inc., a Maryland corporation (“Parent”), and Chelsea Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned direct subsidiary of Parent, with the Securities and Exchange Commission on May 26, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the tender offer by Merger Sub for all of the outstanding shares of common stock, par value $1.00 per share (“Shares”), of Kate Spade & Company, a Delaware corporation (“Kate Spade”), at a price of $18.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated May 26, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. This Amendment is being filed to reflect certain updates as reflected below.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The Offer to Purchase and Item 1 of the Schedule TO (and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase under the following captions and Sections) are hereby amended as follows:

1.
The information set forth in the Summary Term Sheet under the caption– “Is there an agreement governing the Offer?” –of the Offer to Purchase is hereby amended and supplemented by deleting the last sentence of the first paragraph of such section and replacing such sentence with the following:

“If the Minimum Condition (as defined below) and the other conditions to the Offer are satisfied or waived (to the extent permitted by applicable law) on or before the Expiration Date and we consummate the Offer, we intend to effect the Merger as soon as practicable pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without a vote on the adoption of the Merger Agreement by the Kate Spade stockholders.”

2.
The information set forth in the Summary Term Sheet under the caption– “Will you have the financial resources to pay for the Shares?” –of the Offer to Purchase is hereby amended and supplemented by deleting the first paragraph and replacing such paragraph with the following:

“Yes. Neither the consummation of the Offer nor the Merger is subject to any financing condition. Parent and Merger Sub estimate that the total amount of funds required to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger, and to provide funding for the payment in respect of certain outstanding Kate Spade equity awards that will be cashed out at the Effective Time (as defined below) is approximately $2.46 billion, including related fees and expenses. Parent plans to provide Merger Sub with the necessary funds to pay for the Offer with Parent’s cash on hand and cash on hand at Kate Spade, the proceeds of senior notes and new term loans that Parent expects to borrow by the time the acquisition is completed. Parent has also entered into a $2.1 billion bridge loan facility commitment letter pursuant to which Bank of America, N.A. (“Bank of America”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (together with Bank of America, “BofA Merrill Lynch”) committed to provide financing for the Offer and the Merger; however, as discussed below, Parent intends to use the proceeds of the senior notes and term loan borrowings in lieu of drawing on the bridge loan facility.

Credit Facility

On May 30, 2017, Parent entered into a definitive credit agreement (the “Credit Agreement”) whereby Bank of America, as administrative agent, the other agents party thereto, and a syndicate of banks and financial institutions have (i) committed to lend to Parent, subject to the satisfaction or waiver of the conditions set forth in the credit agreement, an $800 million unsecured term loan facility maturing six months after the term loans thereunder are borrowed (the “Six-Month Term Loan Facility”), which Parent expects to repay with cash on its balance sheet at maturity, and a $300 million unsecured term loan facility maturing three years after the term loans thereunder are borrowed (collectively with the Six-Month Term Loan Facility, the “Term Loan Facilities”) and (ii) made available to Parent a $900 million unsecured revolving credit facility, including sub-facilities for letters of credit, with a maturity date of May 30, 2022 (the “Revolving Credit Facility”).  The Revolving Credit Facility will replace Parent’s previously existing revolving credit facility under the Amendment and Restatement Agreement, dated as of March 18, 2015, by and between Parent, certain lenders and JPMorgan Chase Bank, N.A., as administrative agent.  Parent plans to use borrowings under the Term Loan Facilities to fund, in part, the purchase price of Parent’s previously announced acquisition of Kate Spade, subject to the terms and conditions of the Merger Agreement.  The Revolving Credit Facility may be used to finance the working capital needs, capital expenditures, permitted investments, share purchases, dividends and other general corporate purposes of Parent and its subsidiaries (which may include commercial paper back-up).

The Credit Agreement is annexed hereto and incorporated by reference as Exhibit (b)(1) to this Amendment.  Kate Spade stockholders and other interested parties should read the Credit Agreement in its entirety.

Notes

On June 6, 2017, Parent entered into an underwriting agreement  (the “Underwriting Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein, providing for its underwritten public offering of $400,000,000 aggregate principal amount of 3.000% senior unsecured notes due 2022 (the “2022 Notes”) and $600,000,000 aggregate principal amount of 4.125% senior unsecured notes due 2027 (the “2027 Notes,” and together with the 2022 Notes, the “Notes”).  The offer and sale of the Notes is registered under the Securities Act of 1933, as amended, pursuant to an automatic shelf registration statement on Form S-3 (File No. 333-200642) filed with the SEC on December 1, 2014.  Parent plans to use the proceeds of the Notes to finance, in part, the Offer and the Merger, subject to the terms and conditions of the Merger Agreement.

The Underwriting Agreement is annexed hereto and incorporated by reference as Exhibit (b)(2) to this Amendment.  Kate Spade stockholders and other interested parties should read the Underwriting Agreement in its entirety.”

3.
The information set forth in the Summary Term Sheet under the caption– “What are the conditions to the Offer?” –of the Offer to Purchase is hereby amended and supplemented by adding the following sentence to the end of the last paragraph of such section:

“For the avoidance of doubt, (i) all of the foregoing conditions to the Offer must be satisfied or waived (to the extent waiver is permitted by applicable law) on or before the Expiration Date and (ii) the Regulatory Condition may not be waived.”

4.
The information set forth in the Summary Term Sheet under the caption– “If I tender my Shares, when and how will I get paid?” –of the Offer to Purchase is hereby amended and supplemented by deleting the first paragraph of such Section and replacing such paragraph with the following:

“If the conditions to the Offer as set forth in Section 15—“Conditions of the Offer” are satisfied or waived (to the extent permitted by applicable law) on or before the Expiration Date and we consummate the Offer and accept your Shares for purchase and payment, we will deposit the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.”

5.
The information set forth in the Summary Term Sheet under the caption– “If I tender my Shares, when and how will I get paid?” –of the Offer to Purchase is hereby amended and supplemented by deleting the first sentence of the second paragraph of such Section and replacing such sentence with the following:

“The Depository will pay an amount equal to the number of Shares you tendered multiplied by $18.50 in cash without interest, less any applicable withholding taxes, promptly after the Expiration Date, subject to timely receipt of the items described in Section 2 — “Acceptance for Payment and Payment of Shares.”

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

The Offer to Purchase and Item 4 of the Schedule TO (and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase under the following captions and Sections) are hereby amended as follows:

1.
The information set forth in Section 1 – “Terms of the Offer” –of the Offer to Purchase is hereby amended and supplemented by deleting the third sentence of the second paragraph of such Section and replacing such sentence with the following:

“Promptly following the Acceptance Time, Merger Sub shall cause Broadridge Corporate Issuer Solutions, Inc. (the “Depository”) to pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.”

2.
The information set forth in Section 1 – “Terms of the Offer” –of the Offer to Purchase is hereby amended and supplemented by deleting the last sentence of the seventh paragraph of such Section and replacing such sentence with the following:

“In addition, in the Merger Agreement, we have agreed that, on the terms and subject to the conditions of the Offer and the Merger Agreement, Merger Sub will cause the Depository to pay for all Shares validly tendered (and not properly withdrawn) in the Offer promptly after the Acceptance Time.”

3.
The information set forth in Section 2 – “Acceptance for Payment and Payment for Shares” –of the Offer to Purchase is hereby amended and supplemented by deleting the first sentence of the first paragraph of such Section and replacing such sentence with the following:

“Subject to the satisfaction or waiver (to the extent permitted by applicable law) of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer” on or before the Expiration Date, we will accept for purchase and payment all Shares validly tendered and not properly withdrawn pursuant to the Offer prior to 9:00 a.m., New York City time, on the business day immediately following the Expiration Date.”

4.
The information set forth in Section 2 – “Acceptance for Payment and Payment for Shares” –of the Offer to Purchase is hereby amended and supplemented by deleting the last sentence of the fourth paragraph of such Section and replacing such sentence with the following:

“Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer; provided that we have agreed that Merger Sub will cause the Depository to pay for all Shares validly tendered (and not properly withdrawn) in the Offer promptly after the Acceptance Time.”

5.
The information set forth in Section 7 — “Certain Information Concerning Kate Spade” –of the Offer to Purchase is hereby amended and supplemented by deleting the last sentence of the first paragraph of such Section.

6.
The information set forth in Section 15 – “Conditions of the Offer” –of the Offer to Purchase is hereby amended and supplemented by adding the following sentence to the end of the last paragraph of such Section:

“For the avoidance of doubt, (i) all of the foregoing conditions to the Offer must be satisfied or waived (to the extent waiver is permitted by applicable law) on or before the Expiration Date and (ii) the Regulatory Condition may not be waived by the parties.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

The Offer to Purchase and Item 5 of the Schedule TO (and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase under the following captions and Sections) are hereby amended as follows:

1.
The information set forth in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Kate Spade” –of the Offer to Purchase is hereby amended and supplemented by deleting the first paragraph of such Section.

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

The Offer to Purchase and Item 7 of the Schedule TO (and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase under the following captions and Sections) are hereby amended as follows:

1.
The information set forth in Section 9 — “Source and Amount of Funds” –of the Offer to Purchase is hereby amended and supplemented by deleting the first paragraph and second paragraph of such Section and replacing such paragraphs with the following:

“The Offer and the Merger are not conditioned upon obtaining financing. Because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) the Offer is being made to purchase all issued and outstanding Shares solely for cash, (iii) Parent has entered into a $2.1 billion bridge loan facility commitment letter pursuant to which BofA Merrill Lynch committed to provide financing for the Offer and the Merger (although, as discussed below, Parent intends to use the proceeds of senior notes and term loan borrowings in lieu of drawing on the bridge loan facility), (iv) there is no financing condition to the completion of the Offer or the Merger and (v) if we consummate the Offer, we will acquire all remaining Shares (subject to limited exceptions for Shares held by Kate Spade stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) for the same cash consideration in the Merger as was paid in the Offer (i.e., the Offer Price), we believe the financial condition of Parent and Merger Sub is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Merger Sub estimate that the total amount of funds required to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger, and to provide funding for the payment in respect of outstanding Kate Spade equity awards that will be cashed out at the Effective Time pursuant to the Merger Agreement and other individual agreements is approximately $2.46 billion, including related fees and expenses. Parent and Merger Sub anticipate funding such cash requirements with Parent’s cash on hand, cash on hand at Kate Spade and the proceeds of senior notes and new term loans that Parent expects to borrow by the time the acquisition is completed. Parent has also entered into a $2.1 billion bridge loan facility commitment letter pursuant to which BofA Merrill Lynch committed to provide financing for the Offer and the Merger; however, as discussed below, Parent intends to use the proceeds of the senior notes and term loan borrowings in lieu of drawing on the bridge loan facility.

Credit Facility

On May 30, 2017, Parent entered into a definitive credit agreement (the “Credit Agreement”) whereby Bank of America, N.A., as administrative agent (the “Administrative Agent”), the other agents party thereto, and a syndicate of banks and financial institutions (the “Lenders”) have (i) committed to lend to Parent, subject to the satisfaction or waiver of the conditions set forth in the credit agreement, an $800 million unsecured term loan facility maturing six months after the term loans thereunder are borrowed (the “Six-Month Term Loan Facility”), which Parent expects to repay with cash on its balance sheet at maturity, and a $300 million unsecured term loan facility maturing three years after the term loans thereunder are borrowed (collectively with the Six-Month Term Loan Facility, the “Term Loan Facilities”) and (ii) made available to Parent a $900 million unsecured revolving credit facility, including sub-facilities for letters of credit, with a maturity date of May 30, 2022 (the “Revolving Credit Facility” and collectively with the Term Loan Facilities, the “Facility”).  The Revolving Credit Facility will replace Parent’s previously existing revolving credit facility under the Amendment and Restatement Agreement, dated as of March 18, 2015, by and between Parent, certain lenders and JPMorgan Chase Bank, N.A., as administrative agent (the “Previous Credit Facility”).  Parent plans to use borrowings under the Term Loan Facilities to fund, in part, the purchase price of Parent’s previously announced acquisition of Kate Spade, subject to the terms and conditions of the Merger Agreement.  The Revolving Credit Facility may be used to finance the working capital needs, capital expenditures, permitted investments, share purchases, dividends and other general corporate purposes of Parent and its subsidiaries (which may include commercial paper back-up).  Letters of credit and swing line loans (the “Swing Line Loans”) may be issued under the Revolving Credit Facility as described below.  Certain terms and conditions of the Facility are as follows:

Structure.  Initially, only Parent will be a borrower under the Facility, but foreign subsidiaries may become borrowers under the Revolving Credit Facility (collectively with Parent, the “Borrowers”) subject to approval by the Administrative Agent and the Lenders.  In addition, the Credit Agreement provides that the revolving commitments under the Revolving Credit Facility may be increased by an amount not to exceed $300 million, subject to certain terms and conditions.  Loans may be made under the Revolving Credit Facility, at the Borrowers’ election, in Euros, Pounds Sterling, Japanese Yen or U.S. Dollars.

Letters of Credit.  The Revolving Credit Facility will be available for the issuance of letters of credit by the Administrative Agent or one or more other Lenders.  Standby letters of credit may be issued in respect of obligations of Parent or any of its subsidiaries incurred pursuant to contracts made or performances undertaken, or to be undertaken, or like matters relating to contracts to which Parent or any of its subsidiaries is, or proposes to become, a party in the ordinary course of business, including, but not limited to, for insurance purposes and in connection with lease transactions.  Commercial letters of credit may be issued to finance purchases of goods by Parent and its subsidiaries in the ordinary course of business.  The aggregate amount outstanding at any time with respect to standby letters of credit may not exceed $125 million and the Revolving Credit Facility shall be available in its entirety for the issuance of commercial letters of credit.

Swing Line Loans.  The Revolving Credit Facility will be available for the issuance of Swing Line Loans by the Administrative Agent in an aggregate amount outstanding at any time not to exceed $20 million.

Interest Rates and Fees.  Pursuant to the Credit Agreement, borrowings under the Facility bear interest at a rate per annum equal to, at the Borrowers’ option, either (a) an alternate base rate or (b) a rate based on the rates applicable for deposits in the interbank market for U.S. Dollars or the applicable currency in which the loans are made (the “Adjusted LIBO Rate”) plus, in each case, an applicable margin.  The applicable margin will be adjusted by reference to a grid (the “Pricing Grid”) based on the ratio of (a) consolidated debt plus 600% of consolidated lease expense to (b) consolidated EBITDAR (“Leverage Ratio”).  Additionally, Parent will pay commitment fees, calculated at a rate per annum determined in accordance with the Pricing Grid, on the average daily undrawn portion of the Term Loan Facility and the full amount of the Revolving Credit Facility, payable quarterly in arrears, and certain fees with respect to letters of credit that are issued.

Optional Prepayments and Commitment Reductions.  Loans under the Credit Agreement may be prepaid and commitments may be terminated or reduced by the Borrowers without premium or penalty (other than customary breakage costs).

Restrictive Covenants and Other Matters.  The Credit Agreement contains negative covenants that, subject to significant exceptions, limit the ability of Parent and its subsidiaries to, among other things, incur debt, engage in new lines of business, incur liens, engage in mergers, consolidations, liquidations and dissolutions, dispose of substantially all of the assets of Parent and its subsidiaries, make investments, loans, advances, guarantees and acquisitions, make restricted payments and enter into transactions with affiliates.  Parent and its subsidiaries must also comply on a quarterly basis with a maximum Leverage Ratio of 4.0 to 1.0.

Events of Default.  The Credit Agreement contains events of default that are customary for a facility of this nature, including (subject in certain cases to grace periods and thresholds) nonpayment of principal, nonpayment of interest, fees or other amounts, material inaccuracy of representations and warranties, violation of covenants, cross-default to other material indebtedness, bankruptcy or insolvency events, certain events arising under the Employee Income Retirement Security Act of 1974, as amended, material judgments and a change of control as specified in the Credit Agreement.  If an event of default occurs, the commitments of the Lenders to lend under the Facility may be terminated and the maturity of the amounts owed may be accelerated.

The Credit Agreement is annexed hereto and incorporated by reference as Exhibit (b)(1) to this Amendment.  Kate Spade stockholders and other interested parties should read the Credit Agreement in its entirety.

Notes

On June 6, 2017, Parent entered into an underwriting agreement  (the “Underwriting Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”), providing for its underwritten public offering of $400,000,000 aggregate principal amount of 3.000% senior unsecured notes due 2022 (the “2022 Notes”) and $600,000,000 aggregate principal amount of 4.125% senior unsecured notes due 2027 (the “2027 Notes,” and together with the 2022 Notes, the “Notes”).  The offer and sale of the Notes is registered under the Securities Act of 1933, as amended, pursuant to an automatic shelf registration statement on Form S-3 (File No. 333-200642) filed with the SEC on December 1, 2014.  Parent plans to use the proceeds of the Notes to finance, in part, the Offer and the Merger, subject to the terms and conditions of the Merger Agreement.

The Underwriting Agreement contains customary representations, warranties and agreements of Parent and customary conditions to closing, indemnification rights and obligations of the parties. Parent expects the sale of the Notes to close on or about June 20, 2017 (the “Notes Closing Date”).

The Notes will be issued under an Indenture (the “Base Indenture”), as supplemented by a supplemental indenture with respect to the 2022 Notes and a supplemental indenture with respect to the 2027 Notes, each to be dated as of the Notes Closing Date (collectively, the “Supplemental Indentures” and, together with the Base Indenture, the “Indenture”), between Parent and U.S. Bank National Association, as trustee. The Indenture will contain covenants limiting Parent’s ability to: (1) create certain liens, (2) enter into certain sale and leaseback transactions and (3) merge, or consolidate or transfer, sell or lease all or substantially all of Parent’s assets. These covenants will be subject to important limitations and exceptions that will be described in the Indenture.

The 2022 Notes will bear interest at a rate of 3.000% per year and the 2027 Notes will bear interest at a rate of 4.125% per year, subject to adjustments from time to time if either Moody’s or S&P (or a substitute rating agency) downgrades (or downgrades and subsequently upgrades) the credit rating assigned to the 2022 Notes or the 2027 Notes, as applicable, as set forth in more detail in the prospectus supplement filed by Parent with the SEC on June 6, 2017. Interest on the 2022 Notes and the 2027 Notes is payable semi-annually on January 15 and July 15 of each year, beginning on January 15, 2018. The Notes will be unsecured, senior obligations and rank equal in right of payment to any of Parent’s existing and future senior unsecured indebtedness, senior in right of payment to any of Parent’s future subordinated indebtedness, effectively subordinated in right of payment to any of Parent’s subsidiaries’ obligations (including secured and unsecured obligations) and effectively subordinated in right of payment to any of Parent’s secured obligations, to the extent of the assets securing such obligations.

The Underwriting Agreement is annexed hereto and incorporated by reference as Exhibit (b)(2) to this Amendment.  Kate Spade stockholders and other interested parties should read the Underwriting Agreement in its entirety.”

Item 11.	Additional Information.

Regulation M-A Item 1011

The Offer to Purchase and Item 11 of the Schedule TO (and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase under the following captions and Sections) are hereby amended as follows:

1.
The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented to delete the second numerated paragraph added to such Section in Amendment No. 1 to the Schedule TO and replacing such paragraph with the following:

“Beginning on May 31, 2017, five putative class action complaints were filed by purported stockholders of Kate Spade challenging the Offer and the Merger in the United States District Court for the Southern District of New York. The cases are captioned Rosenfeld vs. Kate Spade & Company, et al., Case No. 1:17-CV-04085 (S.D.N.Y) (filed on May 31, 2017); Ali vs. Kate Spade & Co., et al., Case No. 1:17-CV-04125 (S.D.N.Y.) (filed on June 2, 2017); Steinberg vs. Kate Spade & Company, et al., Case No. 1:17-CV-04155 (S.D.N.Y.) (filed on June 2, 2017); Garcia vs. Kate Spade & Company, et al., Case No. 1:17-CV-04177 (S.D.N.Y.) (filed on June 5, 2017); and Jauregui vs. Kate Spade & Company, et al., Case No. 1:17-CV-04205 (S.D.N.Y.) (filed on June 5, 2017). The complaints name as defendants Kate Spade and members of the Kate Spade Board, and the Steinberg and Jauregui complaints additionally name Parent and Merger Sub. The complaints allege, among other things, that the defendants violated Sections 14(d), 14(e) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and certain rules promulgated thereunder by omitting or misrepresenting certain allegedly material information in the Solicitation/Recommendation Statement on Schedule 14D-9 of Kate Spade (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), which the plaintiff-stockholders argue is necessary for stockholders to make an informed decision as to whether to tender their Shares. In addition, the Jauregui complaint alleges that the Kate Spade Board breached its fiduciary duties by causing Kate Spade to enter into the Merger Agreement based on allegations that the Offer price is inadequate, the sales process was flawed, and the Merger Agreement includes preclusive deal protection provisions that would impede or prevent a potential superior proposal.  As relief, the plaintiff-stockholders seek in the complaint, among other things, an injunction against the Offer and Merger, rescissory damages should the Offer and Merger not be enjoined, unspecified money damages, and an award of the costs of the action, including attorneys’ and experts’ fees.  Copies of the complaints are annexed hereto and incorporated by reference as Exhibits (a)(5)(A), (a)(5)(B), (a)(5)(C), (a)(5)(D) and (a)(5)(E) to this Amendment.

Similar stockholder actions relating to the Offer and Merger may be filed during and after this offering.”

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit (a)(1)(H) and Item 12 of the Schedule TO are hereby amended as follows:

1.
The information set forth under the caption “Cautionary Statement Regarding Forward-Looking Statements” in Exhibit (a)(1)(H) is hereby amended and supplemented by deleting the paragraph of such section and replacing such paragraph with the following:

“This press release may contain “forward-looking statements” within the meaning of the federal securities laws. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Coach, Inc. and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the merger may not be timely completed, if at all; that, prior to the completion of the transaction, Kate Spade & Company’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described in Coach, Inc.’s latest Annual Report on Form 10-K and its other filings with the SEC.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2017

CHELSEA MERGER SUB INC.

By:	/s/ Todd Kahn
	Name:	Todd Kahn
	Title:	President & Secretary

COACH, INC.

By:	/s/ Todd Kahn
	Name:	Todd Kahn
	Title:	President, Chief Administrative Officer & Secretary

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 26, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)
Press Release of Coach, Inc., dated May 8, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on May 26, 2017.*

(a)(1)(H)	Press Release of Coach, Inc., dated May 26, 2017.*

(a)(1)(I)
Investor Presentation, dated May 8, 2017. (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(J)	Leadership Briefing Packet. (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(K)
Vendor Letter, dated May 8, 2017. (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(L)
Employee Letter, dated May 8, 2017. (incorporated by reference to Exhibit 99.4 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(M)
Partner/Distributor Letter, dated May 8, 2017. (incorporated by reference to Exhibit 99.5 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(N)
Webcast Transcript, dated May 8, 2017. (incorporated by reference to Exhibit 99.6 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(5)(A)	Class Action Complaint as filed May 31, 2017 (Rosenfeld vs. Kate Spade & Company, et al., Case No. 1:17-CV-04085 (S.D.N.Y)).*

(a)(5)(B)	Class Action Complaint as filed June 2, 2017 (Ali vs. Kate Spade & Co., et al., Case No. 1:17-CV-04125 (S.D.N.Y.)).

(a)(5)(C)	Class Action Complaint as filed June 2, 2017 (Steinberg vs. Kate Spade & Company, et al., Case No. 1:17-CV-04155 (S.D.N.Y.)).

(a)(5)(D)	Class Action Complaint as filed June 5, 2017 (Garcia vs. Kate Spade & Company, et al., Case No. 1:17-CV-04177 (S.D.N.Y.)).

(a)(5)(E)	Class Action Complaint as filed June 5, 2017 (Jauregui vs. Kate Spade & Company, et al., Case No. 1:17-CV-04205 (S.D.N.Y.)).

(b)(1)
Credit Agreement, dated as of May 30, 2017, by and among Coach, Inc., Bank of America, N.A., as administrative agent, the other agents party thereto, and a syndicate of banks and financial institutions (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Coach, Inc. with the Securities and Exchange Commission on May 31, 2017).*

(b)(2)
Underwriting Agreement, dated as of June 6, 2017, by and among Coach, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Coach, Inc. with the Securities and Exchange Commission on June 7, 2017).*

(d)(1)
Agreement and Plan of Merger, dated as of May 7, 2017, by and among Kate Spade & Company, Coach, Inc., and Chelsea Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Quarterly Report for the Quarterly Period Ended April 1, 2017, on Form 10-Q filed by Coach, Inc. with the Securities and Exchange Commission on May 10, 2017).*

(d)(2)
Commitment Letter, dated May 7, 2017, among Coach, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Quarterly Report for the Quarterly Period Ended April 1, 2017, on Form 10-Q filed by Coach, Inc. with the Securities and Exchange Commission on May 10, 2017).*

(d)(3)	Confidentiality Agreement, dated January 7, 2017, between Coach, Inc. and Kate Spade & Company.*

*	Previously filed.